Exhibit 99.1

Claude Resources Continues to Expand THE AMISK GOLD Deposit, Saskatchewan

'Sampling Historic Core Returns 241 metres of 2.16 g/t Au and 18.9 g/t Ag '

Trading Symbols
TSX - CRJ
NYSE Amex - CGR

SASKATOON, Dec. 16 /CNW/ - Claude Resources Inc. (TSX-CRJ; NYSE Amex-CGR) ("Claude" or the "Company") is pleased to announce results from sampling in excess of 22,000 metres of drill core from a total of 278 historic drill holes on the 13,900 hectare Amisk Gold Property.

The Amisk Gold Project is located 20 kilometres southwest of Flin Flon, Manitoba and is a 65:35 Joint Venture between Claude and St. Eugene Mining Corporation; Claude is the operator of the Joint Venture. The 2010 exploration program was focused on the Amisk Gold Deposit, specifically evaluating the bulk mining potential of the system and expanding the deposit.

Initial evaluation and compilation of historic assays in early 2010 revealed 148 composite intervals greater than a 20 gram metre product* (See Claude News Release dated May 12th, 2010). Geological modeling and analysis of the drill data indicated that historic sampling focused on high grade vein systems leaving a broad envelope of mineralization largely unsampled.  Subsequent sampling of this drill core during 2010 confirmed grade continuity, expanded the mineralized system and yielded 244 composite intervals greater than a 20 gram metre product from the 278 historic drill holes.  Highlights of up to 241 metres at 2.16 g/t gold and 18.9 g/t silver are presented below in Table 1 with a complete composite list available on the Company's website (www.clauderesources.com).

"These impressive results in conjunction with geological compilation and modeling outline an extensive, bulk-mineable gold system.  The system remains open along strike to the northeast, southwest, southeast and down-dip," stated Brian Skanderbeg, Vice President Exploration.  "Based on continuing positive results, the Joint Venture has elected to pursue an initial 43-101 resource. This will be the first step in demonstrating the scope of the Amisk Gold Deposit."

This sampling and verification process will allow the Company to utilize the historic drill data as well as 21 drill holes completed during 2010 to generate a National Instrument 43-101 compliant Resource and Technical Report. SRK Consulting of Toronto has been engaged to complete the Resource Study and Technical Report. Completion of the resource study is anticipated late in the first quarter of 2011.

Table 1: Highlights of historic drill results from the Amisk Gold deposit.

HOLE-ID	East	North	Az/Dip	From (m)	To (m)	Length (m)	Au g/t	Ag g/t	Unsampled intervals
AL96-219	9800	5175	183/-48	9.00	250.00	241.00	2.16	18.9	1.62
			incl	9.00	13.00	4.00	4.20	21.7	0.00
			incl	236.00	239.00	3.00	129.87	1081.1	0.00
AL8-176	9938	5075	158/-65	5.80	178.92	173.12	2.29	14.1	2.80
			incl	18.50	19.75	1.25	176.90	1229.9	0.00
			incl	29.80	30.80	1.00	29.90	51.0	0.00
			incl	99.00	100.00	1.00	43.92	164.6	0.00
AL8-159	9938	5075	180/-66	106.00	159.50	53.50	6.86	21.4	6.00
			incl	142.00	155.50	13.50	24.95	68.8	0.00
AL6-44	10000	5125	180/-45	30.00	227.69	197.69	1.69	15.2	5.80
			incl	142.00	160.25	18.25	11.08	101.0	0.00
AL5-05	9996	4949	180/-45	29.26	79.55	50.29	5.64	10.3	10.61
			incl	29.26	34.75	5.49	42.30	52.4	0.00
			incl	75.64	79.55	3.91	9.17	12.5	0.00
AL7-096	10002	4938	360/-55	33.61	175.97	142.36	1.81	7.9	0.00
			incl	56.63	57.13	0.50	23.35	134.1	0.00
			incl	105.80	111.06	5.26	26.60	71.4	0.00
AL97-259	10200	5075	270/-50	205.30	361.78	156.48	1.58	8.4	0.00
			incl	253.00	254.00	1.00	76.55	340.0	0.00
			incl	273.00	274.00	1.00	34.80	73.0	0.00
AL6-54	9675	4975	180/-45	10.10	83.50	73.40	3.23	19.7	0.00
			incl	15.00	17.00	2.00	10.56	79.5	0.00
			incl	59.25	60.25	1.00	50.91	329.3	0.00
			incl	73.00	74.30	1.30	44.23	139.2	0.00
AL96-243	9751	5299	183/-50	293.50	396.00	102.50	2.22	7.2	3.06
			incl	327.00	346.00	19.00	8.20	14.9	0.00
AL3-06	9607	4905	94/-45	22.36	107.00	84.64	2.55	7.0	0.00
			incl	49.06	50.50	1.44	75.79	119.1	0.00
AL7-108	9980	5174	171/-45	116.00	236.50	120.50	1.79	5.1	0.00
			incl	163.25	164.25	1.00	24.79	42.9	0.00
			incl	180.25	182.75	2.50	20.24	48.0	0.00
			incl	211.25	211.75	0.50	152.57	68.9	0.00
AL7-089	9975	5075	180/-45	10.10	161.56	151.46	1.34	6.2	2.20
			incl	109.69	111.69	2.00	12.36	58.0	0.00
			incl	144.03	145.03	1.00	81.60	181.0	0.00
AL7-123	9975	5063	180/-46	11.41	158.90	147.49	1.37	8.2	4.07
			incl	40.00	51.00	11.00	7.80	4.7	0.00
			incl	65.50	66.50	1.00	10.53	69.0	0.00
AL98-263	9825	5300	180/-50	310.00	398.40	88.40	1.94	7.3	0.00
			incl	382.30	389.30	7.00	18.33	44.3	0.00
AL8-150	10000	5150	180/-45	25.95	193.70	167.75	1.02	6.1	0.00
			incl	34.00	36.00	2.00	11.69	29.2	0.00
			incl	164.60	167.10	2.50	16.69	108.3	0.00
AL6-37	9974	5058	180/-45	30.25	149.80	119.55	1.40	4.6	2.89
			incl	78.40	79.40	1.00	49.44	56.2	0.00
AL7-124	10000	5063	180/-48	31.20	123.00	91.80	1.81	11.2	0.00
			incl	39.00	42.00	3.00	7.42	53.4	0.00
			incl	93.00	94.50	1.50	15.43	35.8	0.00
			incl	101.25	103.25	2.00	7.27	28.5	0.00
			incl	117.75	118.25	0.50	40.80	142.3	0.00
AL96-232	9771	5251	187/-48	213.00	379.00	166.00	0.98	5.9	0.00
			incl	295.95	301.80	5.85	14.02	49.4	0.00
AL7-084	10025	5088	180/-45	24.16	153.93	129.77	1.24	9.4	0.55
			incl	24.66	25.16	0.50	21.02	153.6	0.00
			incl	89.40	90.40	1.00	29.35	102.2	0.00
AL9-203	9800	5275	180/-45	236.42	380.50	144.08	1.10	10.0	1.44
			incl	376.48	377.48	1.00	48.10	223.7	0.00
AL8-151	9995	4875	58/-45	33.95	75.29	41.34	3.66	19.5	0.00
			incl	61.33	67.33	6.00	20.39	73.3	0.00
AL3-15	9922	4925	64/-45	14.40	211.00	196.60	0.75	1.6	1.13
AL7-105	9950	5075	180/-46	11.18	132.70	121.52	1.20	4.1	0.85
			incl	132.20	132.70	0.50	141.60	30.0	0.00
AL6-43	9975	5100	180/-46	6.53	168.08	161.55	0.89	4.9	0.00
			incl	161.58	162.58	1.00	11.35	9.7	0.00
AL97-255	9875	5126	182/-50	3.79	203.00	199.21	0.71	6.4	0.00
			incl	188.00	192.00	4.00	9.20	23.5	0.00

Note: Intervals noted are intercepted width not true width, have been calculated using a 0.3 g/tonne cut-off and are uncut. Subintervals are presented if greater than 10 gram-metre product with variable cut-offs. True width is variable between 50 and 100 percent of drilled width.  They may include internal dilution and/or unsampled intervals.  Unsampled intervals have been treated at zero grade for the purpose of composite calculation. Total width of unsampled intervals are noted. Historic assay results have been verified to the original assay certificate where possible. Quality Assurance and Quality Control procedures, inclusive of twin holes, quartered core sampling as well as insertion of blanks, standards and duplicates has been completed.

The Amisk Gold Deposit is hosted within a rhyolite flow-dome complex and overlying pyroclastic tuffs of the Amisk Volcanic Assemblage, Flin Flon Greenstone Belt. High grade gold and silver mineralization is hosted within a series of moderately to shallowly-dipping, pyrite +/- chalcopyrite-sphalerite-tetrahedrite-galena-bearing sulphide vein systems. High grade vein systems are typically flanked by wide intervals of low grade disseminated and stringer mineralization within a broad sericite alteration envelope. A detailed plan map and cross section of the Amisk Gold Deposit are presented on the Company's website (www.clauderesources.com).

In addition to the winter 2010 drill program and the summer historic core sampling, a 10 hole, 3,300 metre fall exploration program was completed in early November. Assay results are currently pending. The program was designed to evaluate the northeastern, southwestern and southeastern strike extensions as well as complete several infill holes within the western portion of the deposit.

In addition to advancing the Amisk Gold Project, Claude continues to focus on expanding the production profile and resource base at the Seabee Operation and plans to initiate Phase II underground drilling at the Madsen Property in Red Lake during the first quarter 2011.  The program is designed to test depth and strike extensions to high grade mineralization within the 8 Zone Trend.

Claude Resources holds approximately 12 percent interest in St. Eugene's issued and outstanding common shares as of December 14, 2010.

* Note that gram-metre product reflects the multiple of intercepted gold grade and core length. It is a measure of contained gold within a given interval. A 20 gram-metre product has been used as a cut-off.

Brian Skanderbeg, P.Geo. and M.Sc., Claude's Vice-President Exploration, is the Qualified Person who has reviewed and approved the contents of this news release. Drill core was halved and/or quartered with samples averaging 2.0 metres submitted to ALS Chemex in Vancouver and/or TSL Laboratories in Saskatoon, Saskatchewan, both ISO approved facilities. Rigorous quality assurance and quality control procedures have been implemented including the use of blanks, standards and duplicates. Core samples were analyzed by a 30 gram gold fire assay with an atomic absorption, conventional gravimetric and/or screen fire techniques.

Claude Resources Inc. is a public company based in Saskatoon, Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX-CRJ) and the NYSE Amex (NYSE Amex-CGR). Claude is a gold exploration and mining company with an asset base located entirely in Canada. Since 1991, Claude has produced approximately 915,000 ounces of gold from its Seabee mining operation in northeastern Saskatchewan. The Company also owns 100 percent of the 10,000 acre Madsen property in the prolific Red Lake gold camp of northwestern Ontario and has a 65 percent working interest in the Amisk Gold Project in northeastern Saskatchewan.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This Press Release may contain 'forward-looking' statements regarding the plans, intentions, beliefs and current expectations of the Company, its directors, or its officers with respect to the future business activities and operating performance of the Company.  The words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements.  Investors are cautioned that any such forward-looking statements are not guarantees of future business activities or performance and involve risks and uncertainties, and that the Company's future business activities may differ materially from those in the forward-looking statements as a result of various factors.  Such risks, uncertainties and factors are described in the periodic filings with the Canadian securities regulatory authorities, including the Company's Annual Information Form and quarterly and annual Management's Discussion & Analysis, which may be viewed on SEDAR at www.sedar.com.  Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.  Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not anticipated, estimated or intended.  The Company does not intend, and does not assume any obligation, to update these forward-looking statements.

CAUTIONARY NOTE TO US INVESTORS CONCERNING RESOURCES ESTIMATES

The resource estimates in this document were prepared in accordance with National Instrument 43-101, adopted by the Canadian Securities Administrators. The requirements of National Instrument 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC"). In this document, we use the terms "measured," "indicated" and "inferred" resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute "reserves". Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into "reserves." Further, "inferred resources" have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that "inferred resources".

%CIK: 0001173924

For further information:

Neil McMillan, President & CEO
Phone: (306) 668-7505
or
Brian N. Skanderbeg, P.Geo, Vice President Exploration
Phone: (306) 668-7505

Email: ir@clauderesources.com
Website: www.clauderesources.com

CO: CLAUDE RESOURCES INC.

CNW 08:00e 16-DEC-10